SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
Contango ORE, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

210777F100
(CUSIP Number)

John B. Juneau c/o Contango ORE, Inc. 3700 Buffalo Speedway, Suite 925 Houston, Texas 77098 (713) 877-1311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON John B. Juneau
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	7.	SOLE VOTING POWER 231,033 shares of Common Stock
NUMBER OF SHARES BENEFICIALLY	8.	SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 231,033 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 231,033 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14.	TYPE OF REPORTING PERSON IN
CUSIP No. 210777F100                                                             13D

Responses to each item of this Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.                      Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”) of Contango ORE, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 3700 Buffalo Speedway, Suite 925, Houston, Texas 77098.

Item 2.                      Identity and Background

(a)      This statement on Schedule 13D is filed by John B. Juneau (“Mr. Juneau” or the “Reporting Person”).

(b)      The Reporting Person’s business address is c/o Contango ORE, Inc., 3700 Buffalo Speedway, Suite 925, Houston, Texas 77098.

(c)      Mr. Juneau is the Chairman, President and Chief Executive Officer of the Issuer.

(d)      Mr. Juneau has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      Mr. Juneau has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)      Mr. Juneau is a United States citizen.

Item 3.                      Source and Amount of Funds or Other Consideration

On December 4, 2013, the Issuer granted 35,000 shares of restricted Common Stock to the Reporting Person, who serves as President and Chief Executive Officer of the Issuer and as a member of its Board of Directors, pursuant to a Restricted Stock Award Agreement, dated as of December 4, 2013, between the Issuer and Mr. Juneau, of which 11,667 shares are fully vested or will vest within the next 60 days.  Mr. Juneau’s beneficial ownership of such vested shares of restricted Common Stock, in conjunction with his prior holdings, is sufficient to make him the beneficial owner of 5% or more of the Issuer’s Common Stock.

The other shares of Common Stock beneficially owned by Mr. Juneau were acquired as follows:

(1)           In November 2010, Mr. Juneau acquired 2,698 shares of Common Stock.

(2)           In December 2012, Mr. Juneau was granted options to acquire 75,000 shares of Common Stock at an exercise price of $10.00 per share, 50,000 of which are vested and remain unexercised.

(3)           In March 2013, Mr. Juneau acquired an aggregate of 83,334 units at a purchase price of $12.00 per unit, in a private placement (the “Private Placement”) to certain investors pursuant to a Subscription Agreement dated as of March 22, 2013 among the Issuer and the investors therein. Each unit entitles the investor to one share of common stock and a five-year warrant to purchase one share of common stock at an exercise price of $10.00. Of these 83,334 units, 41,667 units were purchased by Juneau Exploration, LP, a Texas limited partnership of which Mr. Juneau is the sole manager of its general partner, and 41,667 units were purchased by J5D Enterprises, L.P, formerly J4D Enterprises, LP, a Texas limited partnership of which Mr. Juneau is the sole manager.

Mr. Juneau acquired the warrants and shares of Common Stock with personal funds and in connection with compensation arrangements.

Item 4.	Purpose of Transaction

Mr. Juneau acquired the warrants and shares of Common Stock for investment purposes.  The shares of restricted Common Stock and stock options were granted to Mr. Juneau, as an executive of the Issuer, in order to further align his interests with those of the Issuer’s shareholders and to incentivize Mr. Juneau’s continued service to the Issuer in such executive capacity. Mr. Juneau will review from time to time various factors relevant to his beneficial ownership of the Issuer’s securities, including trading prices for the Issuer’s  Common Stock and conditions in capital markets generally, developments in the Issuer’s business and financial condition, results of operations and prospects and other factors and may, from time to time, subject to applicable securities laws and regulations, dispose of some or all of the Issuer’s Common Stock that the Reporting Person beneficially holds, or acquire additional securities of the Issuer, in privately negotiated transactions, open market sales or purchases, or otherwise. Mr. Juneau has in the past acquired, and may in the future acquire, restricted stock awards, stock options or other rights to acquire securities of the Issuer in the ordinary course of business in connection with his service as an executive officer of the Issuer.

Except as set forth herein, as of the date hereof, there are no plans or proposals that the Reporting Person have that relate to or would result in (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above.

Item 5.	Interest in Securities of the Issuer

The Reporting Person beneficially owns an aggregate of 231,033 shares of Common Stock, which includes (a) 11,667 shares of restricted Common Stock which are fully vested, (b) 86,032 shares of Common Stock, (c) options to purchase 50,000 shares of Common Stock which are vested and exercisable or exercisable within the next 60 days, and (d) warrants to purchase 83,334 shares of Common Stock beneficially owned by the Reporting Person.  As a result, the Reporting Person may be deemed to be the beneficial owner with sole voting and dispositive power of 231,033 shares of Common Stock, or 5.9% of the class of securities.

The calculation of percentage ownership is based on 3,750,394 shares of Common Stock outstanding as of November 11, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed on November 13, 2013, plus 145,001 shares of Common Stock which include 11,667 shares of vested restricted Common Stock and 133,334 shares of Common Stock that would be issued upon the exercise of Mr. Juneau’s vested options and warrants (not including any withholding of shares of Common Stock for the purpose of satisfying any tax withholding obligations).

There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Person, except as described in this Schedule 13D.

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Private Placement, on March 22, 2013, Mr. Juneau entered into a Subscription Agreement (“Subscription Agreement”) with the Issuer (together, Reporting Person and approximately twenty other purchasers each executing a subscription agreement with the Issuer, the “Investors”).  Pursuant to a subscription agreement, the Investors acquired an aggregate of 1,230,999 Units, consisting of one share of common stock and a five-year warrant to purchase one share of common stock at an exercise price of $10.00.  The transaction is described in detail in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 25, 2013.

The Investors also each entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of March 22, 2013, with the Issuer, pursuant to which the Issuer agreed to file a Registration Statement with the Securities and Exchange Commission at any time one year after the Private Placement in order to register the resale of the shares of Common Stock upon demand by the Investors.

On December 4, 2013, pursuant to a Restricted Stock Award Agreement, dated as of December 4, 2013, the Issuer granted Mr. Juneau, in his capacity as President and Executive Officer and a director of the Issuer 35,000 shares of restricted Common Stock which vest in equal installments beginning on the date of grant and two (2) annual installments to be made upon Mr. Juneau’s completion of each twelve (12)-month period of continued status with the Issuer over the twenty-four (24)-month period measured from December 4, 2013.

The summaries of the foregoing agreements as described in this Item 6 do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached to this Schedule 13D as Exhibits 1, 2, 3 and 4, respectively, and are incorporated herein by this reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:
Form of Subscription Agreement, dated as of March 22, 2013, by and among the Issuer and the Purchasers named therein (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 25, 2013).

Exhibit 2:
Form of Registration Rights Agreement, dated as of March 22, 2013, by and among the Issuer and the Purchasers named therein (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on March 25, 2013).

Exhibit 3:	Form of Warrant, dated as of March 22, 2013 (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on March 25, 2013).

Exhibit 4:	Restricted Stock Award Agreement, dated as of December 4, 2013, between the Issuer and the Reporting Person.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2013	/s/ JOHN B. JUNEAU